

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Brian McKelligon
Chief Executive Officer
Akoya Biosciences, Inc.
100 Campus Drive, 6th Floor
Marlborough, MA 01752

> **Re: Akoya Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2022**
> **File No. 333-268214**

Dear Brian McKelligon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Patrick J. O'Malley, Esq.